Issuer Free Writing Prospectus

March 21, 2013

Filed Pursuant to Rule 433

Registration No. 333-184586

TEXAS CAPITAL BANCSHARES, INC.

6.50% Non-Cumulative Perpetual Preferred Stock, Series A

(liquidation preference $25 per share)

Pricing Term Sheet

This term sheet supplements the information set forth under “Description of the Preferred Stock” in the preliminary prospectus supplement, dated March 21, 2013, to the prospectus dated October 25, 2012.

Issuer:	Texas Capital Bancshares, Inc. (Nasdaq: TCBI)

Securities Offered:	6.50% Non-Cumulative Perpetual Preferred Stock, Series A of the Issuer (the “Preferred Stock”)

Expected Ratings (Moody’s/S&P)*:	Ba3 / BB

Size:	6,000,000 shares of Preferred Stock

Liquidation Preference:	$25 per share of Preferred Stock ($150,000,000 in the aggregate)

No Option to Purchase Additional Shares:	The underwriters will not have an option to purchase any additional shares of Preferred Stock.

Dividend Rate (Non-Cumulative):	6.50% per annum, only when, as, and if declared

Dividend Payment Dates:	March 15, June 15, September 15 and December 15, commencing June 15, 2013

Day Count:	30/360

Maturity Date:	Perpetual

Optional Redemption:	The Issuer may redeem the Preferred Stock (i) in whole or in part, from time to time, on any dividend payment date on or after June 15, 2018, or (ii) in whole but not in part, at any time within 90 days following a “regulatory capital treatment event,” as defined in the preliminary prospectus supplement dated March 21, 2013, in either case, at a redemption price of $25 per share of Preferred Stock, plus any declared and unpaid dividends for prior dividend periods and accrued but unpaid dividends (whether or not declared) for the then-current dividend period prior to but excluding the redemption date.

The holders of the Preferred Stock will not have the right to require redemption.

Listing:	The Issuer intends to apply to list the Preferred Stock on the Nasdaq Global Select Market (the “Nasdaq”) under the symbol “TCBIP”. If the application is approved, trading of the Preferred Stock on the Nasdaq is expected to commence within 30 days after the original issuance date of the Preferred Stock.

Trade Date:	March 21, 2013

Settlement Date:	March 28, 2013 (T+5)

Public Offering Price:	$25 per share of Preferred Stock

Underwriting Discounts and Commissions	$0.7875 per share of Preferred Stock

Net Proceeds to Issuer (before offering expenses):	$145,275,000.00

CUSIP/ISIN:	882228406/US8822284068

Joint Book-Running Managers:	Morgan Stanley & Co. LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated J.P. Morgan Securities LLC

Co-Manager:	Deutsche Bank Securities Inc.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Morgan Stanley & Co. LLC toll free at 1-866-718-1649, Merrill Lynch, Pierce, Fenner & Smith Incorporated toll free at 1-800-294-1322, or J.P. Morgan Securities LLC collect 1-212-834-4533.

Settlement Period: The closing will occur on March 28, 2013, which will be more than three U.S. business days after the date of this pricing term sheet. Rule 15c6-1 under the Securities Exchange Act of 1934 generally requires that securities trades in the secondary market settle in three business days, unless the parties to a trade expressly agree otherwise.

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